Via EDGAR
February 25, 2009
Mr. Jim B. Rosenberg
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Cypress Bioscience, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Form 10-Q for Nine Months Ended September 30, 2008
Filed November 10, 2008
File No. 000-12943
Ladies and Gentlemen:
               On behalf of Cypress Bioscience, Inc. (“Cypress” or the “Company”) this letter is being transmitted in response to verbal comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 23, 2009 and supplements our response dated February 17, 2009 (the “Second Response Letter”), which was in response to the Staff’s letter dated February 6, 2009 (the “Supplemental Letter”) with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 17, 2008 (the “10-K”), and (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed on November 10, 2008 (the “10-Q”). The Supplemental Letter from the Commission was received in response to the Company’s response letter dated December 16, 2008 (the “Original Response Letter") responding to the first letter from the Commission sent to the Company on December 2, 2008.
Form 10-Q for Quarterly Period Ended September 30, 2008
Item 1. Condensed Consolidated Financial Statements
Notes to Consolidated Financial Statements
10. Acquisition Of Proprius, page 10
1.	Indicate the dollar amount of your validation efforts and costs of certification of lab space.
We incurred costs of approximately $0.7 million in connection with validation work and certification of our lab. Such costs primarily consisted of compensation and benefits for laboratory personnel, laboratory supplies, outside laboratory costs and facility-related costs incurred in connection with activities related to validation work and to obtain CLIA certification for our diagnostic services lab.
Cypress Bioscience, Inc. 4350 Executive Drive Suite 325 San Diego, California 92121 p/858-452-2323 f/858-452-1222 www.cypressbio.com

2.	Explain what validation efforts entail.
As we mentioned in the Second Response Letter, because our diagnostic tests that we acquired from Proprius required certain validation efforts, as well as CLIA certification of the new lab space as the Proprius lab space was not scalable for commercial purposes, the testing activities necessary to establish technological feasibility and ensure that the diagnostic tests met their required functions, features and technical performance requirements had not been reached as of the acquisition date and therefore the R&D project was deemed not complete. Further, as evidenced by the valuation report issued by the independent valuation firm, Globalview Advisors LLC, used to value the acquired assets, the acquired technology was deemed not complete. On page 5 of the Globalview Advisors report, they stated the following:
Technology-Based Intangible Assets

Technology-based intangible assets relate to innovations or technological advances and may include computer software, patented and unpatented technology, databases, and trade secrets. The Company had yet to commercialize any of its programs as of the Valuation Date and no complete technology was identified. In accordance with the guidelines of SFAS 2 and FIN 4, all three programs were classified as in process research and development (IPR&D). IPR&D is expensed immediately under the guidance of SFAS 141. No other technology assets were identified.
Both of the two personalized medicine services that we launched in October 2008, the AVISE MCV and AVISE PG tests, are laboratory developed tests, not FDA approved methods, both of which are unique and for which we have licensed the applicable patents. Because the validation work had not been completed prior to the acquisition of Proprius, uncertainty existed as to the possibility of successful commercialization of the tests. With respect to the work involved in performing the validation, the testing and documentation required for these methods is similar to the materials developed by diagnostic companies for submission to the FDA for 510(k) or PMA approval and includes both demonstration of adequate analytical performance, as well as verification of clinical performance to support the medical utility claims of the product. The validation process included drafting a validation plan designed to demonstrate the performance of the testing to support the claims. This plan requires scientific and medical staff participation and review. It also includes the execution of the plan which involves activities performed by the laboratory technical staff. All of these activities were required prior to the commercial launch of our personalized medicine services.
3.	Explain why these costs are considered research and development costs.
Paragraph 8b of FAS 2, Accounting for Research and Development Costs, defines development as the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives and construction of prototypes. Examples of activities that typically would be included in research and development as outlined in Paragraph 9 of FAS 2 include testing in search for or evaluation of product or process alternatives; modification of the formulation or design of a product or process; and design, construction, and testing of pre-production prototypes and models. As discussed in Paragraph 11 of FAS 2, certain of the elements of costs to be identified with research and development activities include materials, equipment and facilities, personnel, contract services and indirect costs.

In the case of Cypress, the $0.7 million of costs incurred in connection with the validation work and certification of the lab, including laboratory personnel, laboratory supplies, outside laboratory costs and facility related-costs, meet these elements of research and development costs as defined under FAS 2. The validation work as discussed in Comment 2 above is analogous to testing of pre-production prototypes, which qualifies as an R&D expense. Additionally, the CLIA certification is analogous to obtaining marketing or production approval by the appropriate regulatory body, which pursuant to paragraph 3.3.57 of the AICPA Practice Aid on Assets Acquired in a Business Combination to be Used in Research and Development Activities is an example of a circumstance that demonstrates that ultimate completion of a specific R&D project would not have occurred at the date of acquisition.
4.	Verify that you expensed the costs as incurred as R&D costs.
Our accounting policy is that all research and development costs (as encompassed under FAS 2) are charged to expense when incurred.
* * *
Cypress further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (858) 799-9102 with any questions or further comments regarding our responses to the Staff’s comments.
Cypress Bioscience, Inc.
  /s/ Denise Wheeler
  Denise Wheeler
  General Counsel

Cc:	Jay D. Kranzler, CEO, Cypress Bioscience, Inc.
Sabrina Martucci Johnson, EVP, COO and CFO, Cypress Bioscience, Inc.
Peter Posel, Controller, Cypress Bioscience, Inc.
Cypress Bioscience, Inc. Audit Committee
Jodi Hernandez, Ernst & Young LLP
Matthew T. Browne, Esq. — Cooley Godward Kronish LLP